FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:              SYNGENTA AG
Press Releases:

(1)           "Syngenta Foundation for Sustainable Agriculture launches Syngenta and CIMMYT wheat Ug99 stem rust resistance research partnership"

(2)           "Syngenta CEO expresses commitment to bringing technology and agronomic knowledge to African farmers”

Herewith we furnish press releases related to Syngenta AG. The full text of the press releases are the following:

# # #

Item 1

Syngenta Foundation for Sustainable Agriculrure	WRO-1002.11.52 P.O. Box CH-4002 Basel Switzerland	Phone +41 61 323 56 34 Fax +41 61 323 72 00 syngenta.foundation@syngenta.com www.syngentafoundation.org

Basel, Switzerland, August 26, 2009

Syngenta Foundation for Sustainable Agriculture launches Syngenta and CIMMYT wheat Ug99 stem rust resistance research partnership

Syngenta Foundation for Sustainable Agriculture (SFSA) today announced a two-year public-private partnership between Syngenta, the International Maize and Wheat Improvement Center (CIMMYT) and SFSA to rapidly identify and map genetic markers for use in wheat resistance breeding against Ug99 stem rust, a fungal disease which can cause devastating crop losses.

The project, funded by the Foundation, will combine Syngenta’s plant genetic profiling expertise with the strengths of CIMMYT’s extensive field research to develop a genetic map of wheat stem rust resistance. This will culminate in the development of wheat varieties that can better resist the disease. The results from this project will contribute directly to the global efforts to combat stem rust, which are coordinated by the Borlaug Global Rust Initiative. The marker data arising from the research will be published.

“The role of independent bodies such as the Syngenta Foundation is very important in overcoming the challenges presented in building much-needed public private partnerships for agricultural development. We are very pleased to be the catalyst of this important collaboration that brings together complementary skills and addresses a pressing need of farmers in many developing countries” said Marco Ferroni, Executive Director of the SFSA.

Ug99 stem rust, which first emerged in Uganda in 1999, is caused by the fungus Puccinia graminis. It is currently spreading across Africa, Asia and the Middle East with potential to spread further, posing a serious risk to wheat, the world’s third most important food crop.

“Technology and collaboration in agriculture play an important role in addressing the global challenge of food security, especially across the developing world. I am pleased that Syngenta will contribute its scientific expertise to this public-private partnership with CIMMYT, which aims to help farmers protect their yields against this serious disease,” said Mike Mack, Syngenta CEO.

"Along with rice, wheat is a major food crop and is crucial for global food security—it provides 500 kilocalories of food energy per capita per day in China and India, and can provide up to 50 percent of daily calorie uptake in Central and West Asia or North African countries," says CIMMYT Director General Thomas A. Lumpkin. "Wheat yields need to rise 1.6 percent each year to reach required global production levels by 2020, yet investments in wheat technology have lagged far behind those for other cereals. So we are very pleased to enter this new partnership."

The Syngenta Foundation for Sustainable Agriculture is a not-for-profit organization that focuses on supporting the productivity of small-scale farmers in developing countries around the world.

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

CIMMYT is an internationally funded, not-for-profit organization that conducts research and training related to maize and wheat throughout the developing world. CIMMYT works to create, share, and use knowledge and technologies to increase food security, improve the productivity and profitability of farming systems, and sustain natural resources. For more information, please visit www.cimmyt.org.

Item 2

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, August 26, 2009

Syngenta CEO expresses commitment to bringing technology and agronomic knowledge to African farmers

At the opening session of the Pan Africa Chemistry Network (PACN) Sustainable Water Conference in Nairobi, Kenya, Syngenta CEO, Mike Mack, emphasized the important role of technology and agronomic knowledge for the development of productive agriculture in Africa. “We are committed to support the advancement of agriculture in Africa, as part of a virtuous cycle of sustainable agricultural and rural development with the aim to raise income for farmers, suppliers and the larger community,” Mack said.

Africa has over 500 million hectares of potential agricultural land, an area larger than the entire European Union. As population in Africa is expected to double to 1.8 billion people by 2050, there is an urgent need to significantly increase productivity. In addition, lack of access to technology and markets, soil erosion, water scarcity, education and health pose additional challenges. Syngenta is working closely with rural communities to provide the technology and knowledge farmers need to increase yields and use land efficiently and sustainably. “Since the vast majority of farms in sub-Saharan Africa are one hectare or less in size, we must address the needs of Africa’s smallholder farmers if we hope to achieve the goal of agricultural development in Africa,” Mack emphasized in his speech.

The PACN conference, held at the University of Nairobi from 25-28 August, is drawing over 150 scientists, academics and researchers from across Africa, to explore solutions for the most urgent needs of Africa’s water situation, such as water for agriculture, climate change, and the contamination of water supplies. The conclusions of the three day conference will define a sustainable water usage agenda for Africa to be delivered to the UN on World Water Day 2010. The conference is hosted by the PACN, a partnership between the Royal Society of Chemistry (RSC) and Syngenta.

Mike Mack spoke alongside other speakers including Joachim Chissano, Former President of Mozambique, Dr. Richard Pike, CEO of the RSC, Dr Simon Cook, Basin Focal Projects, CGIAR Challenge Program on Water and Food and Dr. Sally Kosgei, Kenyan Minister for Higher Education.

Syngenta – August 26, 2009 / Page 1 of 2

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

For access to speeches, videos and photos from the event, as well as further information on agriculture in Africa, please visit here.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta - August 26, 2009 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	August 26, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal &Taxes